82-2373

ERG
GROUP

Your ref
Our ref CMP-0014-01

03 APR 11 AM 7:21

3 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

03050910

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange this week:

- Disclosure Notice under ASIC Class Order 02/1180; and
- Announcement headed "EFIC to provide A$25.6 million in Project Performance Bonds to ERG".

Yours faithfully

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

for

Clare Barrett-Lennard
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/04/2003

TIME: 12:12:26

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Disclosure Notice under ASIC Class Order 02/1180

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

02/04/2003 10:12

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 47041 as follows:
Release Time: 02-Apr-2003 12:12:15
ASX Code: ERG
File Name: 47041.pdf
Your Announcement Title: Disclosure Notice



47041.pdf

Disclosure Notice (under ASIC Class Order 02/1180)

2 April 2003


ERG
LIMITED

On 1 April 2003, ERG Limited (ERG) issued 62,499,492 shares in ERG to holders of ERG listed convertible notes in accordance with the terms of the April Interest Capitalisation approved by noteholders on 28 March 2003. The April Interest Capitalisation relates to the satisfaction of the interest payment due on the notes for the period to 1 April 2003 by the issue of shares. Full details of the April Interest Capitalisation are contained in the Noteholder Information Memorandum dated 6 March 2003 which is available through the ASX.

As required under ASIC Class Order 02/1180 (Category 1), ERG confirms that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the *Corporations Act* if a prospectus were to be issued in reliance on section 713 of the Corporations Act in relation to an offer of shares in ERG

Dated: 2 April 2003

Signed for and on behalf of ERG Limited



Peter Fogarty
Director



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/04/2003

TIME: 11:01:14

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

EFIC to provide A$25.6 M in Proj Performance Bonds to ERG

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

03/04/2003 09:01

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Confirmation of Release - EFIC Bond

ASX confirms the release to the market of Doc ID: 47240 as follows:
Release Time: 03-Apr-2003 11:01:04
ASX Code: ERG
File Name: 47240.pdf
Your Announcement Title: EFIC to provide A$25.6 million in Project



47240.pdf

DATE	3 April 2003
CONTACT	Shaun Duffy – General Manager Investor Relations
PHONE	+61 8 9273 1879
FAX	+61 8 9273 1208
EMAIL	sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

EFIC to provide A$25.6 million in Project Performance Bonds to ERG

ERG Group today announced that it has agreed the main terms on which Export Finance and Insurance Corporation (EFIC) is to provide performance bonds for projects won by ERG in Seattle, Stockholm and Washington DC.

The performance bonds comprise bonds of SEK 45 million (A$9 million), US$2 million (A$3.3 million) and US$8 million (A$13.3 million) for the projects that have been awarded to ERG over the past two months.

All projects involve ERG supplying integrated transit smart card solutions and then providing operating and or maintenance support. The total value of the contracts is over A$200 million.

Under the terms of the offer, EFIC will provide performance bonds to ERG's customers. The bonds will allow ERG's customers in the three projects to make progressive payments to ERG and significantly reduce ERG's cash exposure to the projects.

The issuing of the bonds will be subject to certain conditions precedent being satisfied.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 15 offices across 11 countries and employs approximately 880 people. ERG's customer list includes automated fare collection projects in more than 200 cities. Throughout the world, the ERG Group has more than 15 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group